February 12, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:                               Alpine Global Dynamic Dividend Fund

Investment Company Act of 1940—Rule 17g-1(g)

Bonding of Officers and Employees

To whom it may concern:

Due to an inadvertent omission by our EDGAR vendor, enclosed is an amendment to the 40-17G filing made on January 31, 2007.

Very truly yours,

/s/ Sheldon Flamm

Sheldon Flamm
Treasurer

enclosures

FEDERAL INSURANCE COMPANY
Endorsement No:	10
Bond Number:	81940258

NAME OF ASSURED: ALPINE WOODS CAPITAL INVESTORS, LLC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

ALPINE GLOBAL DYNAMIC DIVIDEND FUND

This Endorsement applies to loss discovered after 12:01 a.m. on July 25, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:    January 25, 2007

ICAP Bond

Form 17-02-6272 (Ed. 8-04)

FEDERAL INSURANCE COMPANY
Endorsement No:	13
Bond Number:	81940258

NAME OF ASSURED: ALPINE WOODS CAPITAL INVESTORS, LLC.

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

ALPINE EQUITY TRUST

ALPINE INCOME TRUST

ALPINE SERIES TRUST

This Endorsement applies to loss discovered after 12:01 a.m. on March 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 26, 2007

ICAP Bond

Form 17-02-0949 (Ed. 1-97)

RESOLVED that the proper officers of the Fund be, and they hereby are, authorized, empowered and directed to obtain fidelity bond coverage for the Fund in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the 1940 Act,  and such coverage shall be subject to ratification at the next meeting of the Board;

FURTHER RESOLVED that the appropriate officers of the Fund be, and they hereby are, authorized to take all steps necessary, beneficial or appropriate to effectuate the foregoing resolution.